UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Golf Trust Of America (Name of Issuer)
Common stock (Title of Class of Securities)
38168B103 (CUSIP Number)
Mark Didovic Odyssey Value Advisors, LLC 601 Montgomery Street San Francisco, CA 94111 415-982-2123 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 18, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 38168B103

1.	Names of Reporting Persons. Odyssey Value Advisors, LLC I.R.S. Identification No. 56-2058405

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 370,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 370,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 370,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.06%

14.	Type of Reporting Person PN
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Item 1. Security and Issuer Golf Trust of America, INC 10 North Adger's Wharf Charleston, SC 29401

Item 2. Identity and Background.

(a)	Name: William Vlahos, General Partner Odyssey Value Advisors, LLC

(b)	Residence or business address: 601 Montgomery Street, Suite 1112 San Francisco, CA 94111

(c)	Present Principal Occupation or Employment: See above

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

         370,000 Shares of common stock were purchased by Odyssey Value Advisors, LLC for the benefit for the Odyssey Value Partners, LP fund for the total of $532,800.

Item 4. Purpose of Transaction

         In light of the great number of resort and lodging company takeovers in the last twelve to twenty four months at improving prices, it would be prudent for the management of GTA to re-evaluate its 6 plus year old plan of dissolution.

The obvious fact that the shareholder base has changed dramatically over the last 6 plus years since it was adopted, clearly means that it would be incumbent upon Management and the Board of Directors to seek a new consensus of the current shareholders.

To not do this would clearly be a disservice to shareholders and not in the spirit of maximizing shareholder value.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
The reporting person may acquire further shares depending on market conditions and price.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
See above paragraphs.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
See above paragraphs.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not presently.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not presently.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not applicable.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not presently.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

No
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
No
(j) Any action similar to any of those enumerated above.
No

Item 5. Interest in Securities of the Issuer.

(a)	The reporting entity owns 370,000 shares of common stock for $532,800.

(b)	370,000 voting shares.

(c)	Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
06/15/2007	4,300	$2.64

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2007
William Vlahos
By:	/s/ William Vlahos William Vlahos
Title:	Managing Partner

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